FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: November 1, 2005

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

MI 45-102 Resale of Securities

Reporting issuer

1.

Name of reporting issuer: Cream Minerals Ltd.

Selling security holder

2.

Your name: Frank A. Lang

3.

The offices or positions you hold in the reporting issuer: Chairman, President & CEO

4.

Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5.

Number and class of securities of the reporting issuer you beneficially own:

10,150,953 common shares

Distribution

6.

Number and class of securities you propose to sell:  2,000,000 common shares

7.

Will you sell the securities privately or on an exchange or market?  Both.  If on an exchange or market, provide the name.  TSX Venture Exchange

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1)

I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)

the information given in this form is true and complete.

Date: October 31, 2005	Frank A. Lang Your name (Selling security holder) "Frank A. Lang" Your signature (or if a company, the signature of your authorized signatory) Name of your authorized signatory

INSTRUCTION:

File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed.  Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information

The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions.  This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions.  The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent.  Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission

4th Floor, 300 - 5th Avenue SW

Calgary, AB  T2P 3C4

Attention: Information Officer

Telephone: (403) 297-6454

Facsimile: (403) 297-6156

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, B.C.  V7Y 1L2

Attention: Manager, Financial and Insider Reporting

Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)

Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador

P.O. Box 8700

2nd Floor, West Block

Confederation Building

75 O'Leary Avenue

St. John's, NFLD  A1B 4J6

Attention: Director of Securities

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Department of Justice, Northwest Territories

Legal Registries

P.O. Box 1320

1st Floor, 5009-49th Street

Yellowknife, NWT  X1A 2L9

Attention: Director, Legal Registries

Telephone: (867) 873-7490

Facsimile: (867) 873-0243

Nova Scotia Securities Commission

2nd Floor, Joseph Howe Building

1690 Hollis Street

Halifax, NS  B3J 3J9

Attention: Corporate Finance

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Department of Justice, Nunavut

Legal Registries Division

P.O. Box 1000 - Station 570

1st Floor, Brown Building

Iqaluit, NT  X0A 0H0

Attention: Director, Legal Registries Division

Telephone: (867) 975-6190

Facsimile: (867) 975-6194

Ontario Securities Commission

Suite 1903, Box 55

20 Queen Street West

Toronto, ON  M5H 3S8

Attention: Administrative Assistant to the Director of Corporate Finance

Telephone: (416) 593-8314

Facsimile: (416) 593-8177

Prince Edward Island Securities Office

Consumer, Corporate and Insurance Services Division

Office of the Attorney General

P.O. Box 2000

Charlottetown, PE  C1A 7N8

Attention: Registrar of Securities

Telephone:  (902) 368- 4550

Fax:  (902) 368-5283

Saskatchewan Financial Services Commission

Securities Division

6th Floor, 1919 Saskatchewan Drive

Regina, SK  S4P 3V7

Attention: Deputy Director, Legal

Telephone: (306) 787-5879

Facsimile: (306) 787-5899

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 3, 2005	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF Frankfurt Stock Exchange: DFL U.S. 20-F Registration: 000-29870

CREAM MINERALS RETAINS EUROPEAN INVESTOR RELATIONS CONSULTANT

Cream Minerals Ltd. (CMA - TSX-V) ("Cream") announces that, subject to regulatory approval, it has entered into an agreement (the "Agreement") to retain the services of AXINO AG ("Axino") to provide investor relations and market consulting services for Cream on a non-exclusive basis.

Axino is a privately owned full-service investor relations firm based in Stuttgart, Germany, with a special focus on the German speaking financial community.  Axino specializes in representing resource sector companies that wish to obtain investor exposure and develop a shareholder following in the European financial markets.  Axino has advised Cream that it and its principals do not hold directly or indirectly any shares of Cream and do not have any right, warrant or option to acquire such shares.

Under the terms of the Agreement, Axino will consult with and assist Cream with respect to creating awareness of Cream in Germany and the rest of the European financial community.  Axino will also disseminate investor relations information and maintain timely contact with Cream's current and potential investors as well as investment industry professionals.

Subject to regulatory acceptance, Axino will receive a one time fee of EUR 6,000 consisting of EUR 3,000 in fees for costs associated with Cream's listing on the Frankfurt Stock Exchange and EUR 3,000 for establishing and maintaining Cream's German language website.  The term of the contract is for six months and will automatically be renewed for additional six-month periods until it is terminated by either party, in writing, within 30 days notice of a renewal date.  Payment of Axino's fees will be funded from Cream's working capital.

For further information on AXINO AG please visit their website at www.axino.com.  To view Cream's listing on the Frankfurt Stock Exchange please go to www.finanztreff.de and type in the ticker symbol DFL under "Alle Borsenkurse".

For more information about Cream and its mineral property interests, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400   Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 11, 2005	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870 Frankfurt Stock Exchange: DFL - FSE

CREAM MINERALS SAMPLING DEFINES GOLD BEARING

QUARTZ VEINS AT GOLDSMITH PROPERTY

Cream Minerals Ltd. (CMA - TSX-V) ("Cream") is pleased to announce that it has received the initial analysis from the first phase of the 2005 exploration program on its Goldsmith Property, located near Kaslo in south eastern British Columbia.  The extremely encouraging results from the 2003 and 2004 soil geochemistry and rock sampling programs are currently being followed up with detailed geological and structural mapping and expanded soil sampling.

The Goldsmith Property contains numerous historic, small scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, Gold Park, etc.) throughout a 3-kilometre long belt of altered volcanic and sedimentary host rocks.  High-grade gold mineralization in the historic workings is found in numerous quartz veins that range from a few centimetres to 5 metres in width.  Also of interest on the Goldsmith Property are reports of gold values obtained from the sulphide-altered wall rock between and adjacent to the quartz veins.  Reports from the early 1900s expound on the amount and size of free gold within the vein networks.

Prior rock grab and chip sampling from numerous small-scale historic workings, located within the large gold soil anomaly, returned some spectacular gold values (see previous News Releases).  In 2004, a strong >2.0 kilometre long gold soil anomaly was identified which follows the projected strike of the mineralizing structures and remains open along strike in both directions.  Within the large gold soil anomaly, several large quartz veins and vein systems have been identified and detailed geological mapping and chip sampling has begun.

In order to determine the gold values within the vein systems, and which portion of the vein contains the best gold values, detailed 5-metre spaced soil samples were collected for a short distance along the base of two of the larger vein systems.  Soil values collected at 5-metre intervals for 70 metres along vein V1 ranged from 20.3 ppb Au to 1,325.0 ppb Au.  Samples collected at 5-metre intervals for 50 metres along vein V2 ranged from 16.5 to 395.0 ppb Au.   The two veins are sub-parallel, with V1 averaging 1 metre in width and V2 averaging 1.5 metres in width. These veins are located 65 metres apart, and a third vein V3 has been identified 75 metres northeast of V2.  The veins remain open along strike, with V2 being periodically exposed for over 200 metres in length.  Mapping, rock chip and soil sampling will continue.  Trench and drill targets are also being defined for follow-up in 2006.

Linda Dandy, P.Geo of P&L Geological Services, is the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd., and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400   Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 17, 2005	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870 Frankfurt Stock Exchange: DFL (www.finanztreff.de)

CREAM MINERALS UPGRADES CASIERRA DIAMOND LICENCES

FOR BULK SAMPLING

Cream Minerals Ltd. (CMA - TSX-V) ("Cream") is pleased to announce that work reports submitted last week to the Sierra Leone Government have been accepted and the Government has granted approval for the renewal and upgrading of the two large exclusive diamond licences held in that country to the tenure holder, Casierra Development Fund Inc. (Casierra). The Company can now proceed with bulk sampling programmes on the Hima (EXPL 1/94) and the Offshore (EXPL 5/94) licences to define the best areas to start production on the properties.

The Hima licence is located on the Sewa River just at and below a significant knickpoint some 70 kilometers downstream from the historically rich diamond fields of the Kono-Koidu area. The knickpoint marks a location where the slope of the riverbed changes, flattening significantly due to a change in the geology traversed by the river. This causes a drop in the rate of flow of the river, thus allowing an accumulation of the heavy minerals and diamond-bearing gravels that are flushed through the Sewa River channel during the annual rainy season. A historical estimate by the Geological Survey of Sierra Leone (Hall, P.K. Bulletin 5, The Diamond Fields of Sierra Leone) suggests that the gravels of the river channel and adjacent riverbank terraces of the Hima lease may host 1.8 million carats of diamonds. Reference to this may be found on the documentation filed with SEDAR in a report compliant with National Instrument 43-101.  This historical estimate is not qualified as a reserve or resource under the definitions of National Instrument 43 101.

EXPL 5/94 covers an 87.28 sq km area of offshore alluvial sediments where 20 gem diamonds with 90% gem quality product up to 1.22 carats in size have been recovered in earlier work by Casierra. This area, for which the Company optioned future rights from Casierra and its associate company Cassierra Diamond Corporation, has been upgraded this week to a full Exploration Licence. The Company may now exercise fully its right to an interest earned in the property, as funds are expended in the exploration work carried out on the property.

A detailed magnetometer survey carried out in the first half of 2005 on one of several targets in the offshore licence indicated five targets for bulk sampling. The highest priority target covers a near surface volume of some 19.6 million cubic meters of sediments with significant magnetically active material. The magnetic minerals have some similarity in density with that of diamonds and indicate areas with high potential for concentrations of diamonds on the sea floor. In the course of previous work in this same area, carried out in 1996 at a cost of more than US$ 4 million, 13 gem quality diamonds were located from 11 sample sites.

Unfortunately, there is no way to construct a measure of grade from this earlier sampling, as volumes of material processed were not determined. However, this work indicates a great potential for finding further diamonds within the priority target area. The gravels of rivers transporting sediment into this target area have a grade suggested by Hall of 0.4 cts/cu yard (0.5 cts/ cu meter) (see Hall, P.K. Bulletin 5, The Geological Survey of Sierra Leone).  Even at a lesser grade of only 0.1 cts/cu meter, the 19.6 million cubic meter volume, interpreted by the independent Russian geophysical contractors who executed the magnetometer survey, would represent an important target for bulk sampling. This is an exploration target that is conceptual in nature and is based upon extrapolations that have not been systematically tested.

Prepared by B.Ainsworth, PEng BC, in his capacity as a Qualified Person for the Sierra Leone projects.

For more information about Cream Minerals Ltd., the Company's mineral property interests or to view the Corporate Presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400   Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 28, 2005	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870

CREAM GRANTS STOCK OPTIONS

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") has granted a total of 500,000 incentive stock options to an officer and director of the Company.  The options are exercisable for a five-year period expiring October 28, 2010, at a price of $0.215 per share, the closing price of Cream's common shares on the TSX Venture Exchange on October 28, 2005, and contain vesting provisions restricting exercise to no more than 25% of the options granted on the date of grant, and 25% every six months thereafter.  The options were issued in accordance with the Cream's stock option plan, approved by shareholders in September 2000, as amended September 2004, and will have a four-month hold period expiring March 1, 2006.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.